June 4, 2018

VIA EDGAR

William Mastrianna

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

General Cannabis Corp

Registration Statement on Form S-3

Filed May 25, 2018

File No. 333-225209

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, General Cannabis Corp (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-3, as amended (File No. 333-225209), to 4:15 p.m., Eastern Time, on June 5, 2018 or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to John M. Rafferty at our outside counsel, Morrison & Foerster LLP, at 415-268-6897.

Very truly yours,

General Cannabis Corp

By:	/s/ Robert Frichtel
Name:	Robert Frichtel
Title:	Chief Executive Officer